02045346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 AND 15d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2002

CANADIAN ZINC CORPORATION
(Name of Registrant)

Suite 1202 - 700 West Pender Street, Vancouver, British Columbia Canada
V6C 1G8
(Address of principal executive offices)

1.	Press release	June 7, 2002
2.	British Columbia Securities Commission Form 53-901F	June 7, 2002
3.	Ontario Securities Commission Form 27	June 7, 2002
4.	Press release	June 20, 2002
5.	British Columbia Securities Commission Form 53-901F	June 20, 2002
6.	Ontario Securities Commission Form 27	June 20, 2002
7.	Offering Memorandum dated June 21, 2002	June 21, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40F.
Form 20-F X Form 40F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934. YES___ No XX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Zinc Corporation; SEC File #0-22216
(Registrant)

Date: July 4, 2002 By [signature]
Malcolm J.A. Swallow, President & C.E.O.

CRGA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 AND 15d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2002

CANADIAN ZINC CORPORATION

(Name of Registrant)

Suite 1202 - 700 West Pender Street, Vancouver, British Columbia Canada V6C 1G8
(Address of principal executive offices)

1.	Press release	June 7, 2002
2.	British Columbia Securities Commission Form 53-901F	June 7, 2002
3.	Ontario Securities Commission Form 27	June 7, 2002
4.	Press release	June 20, 2002
5.	British Columbia Securities Commission Form 53-901F	June 20, 2002
6.	Ontario Securities Commission Form 27	June 20, 2002
7.	Offering Memorandum dated June 21, 2002	June 21, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40F.
Form 20-F X Form 40F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934. YES___ No XX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Zinc Corporation; SEC File #0-22216
(Registrant)

Date: July 4, 2002 By

Malcolm J.A. Swallow, President & C.E.O.

CANADIAN ZINC CORPORATION

PRESS RELEASE **June 7, 2002**

Trading Symbol: T-CZN

FINANCING INCREASED TO $1,000,000 FOR DAMOTI LAKE GOLD PROJECT

Canadian Zinc Corporation ("the Company") is pleased to announce that it has agreed to an increase to the previously announced brokered private placement with Raymond James Limited, ("the Agent") due to strong shareholder demand. This financing will complete Canadian Zinc's plans to raise $1,000,000 by way of private placements of Flow Through Shares and non-flow through units to Canadian and European investors respectively. Proceeds from the financings will be used at Damoti Lake to conduct exploration and confirmation drilling, as well as drilling of newly identified targets. Funds will also be expended at the Company's Prairie Creek base metal property, as well as for general working capital.

The original financing announced on May 16th, 2002 consisted of "Super Flow Through Shares" priced at $0.30; with a minimum of 1,000,000 common shares and a maximum of 2,000,000 shares placed ("the Financing"). This has now been extended to a minimum of 2,000,000 and a maximum of 2,666,667 Super Flow Through shares, plus a further 666,667 non flow through units priced at $0.30, consisting of one (non flow through) common share and one half of one share purchase warrant. Each full warrant is convertible at $0.32 per share for a period of 18 months.

It is expected that the Financing will raise up to $1,000,000, mostly as flow through funds, but including $200,000 for general working capital and to pay the expenses of the issue. In connection with the Financing the Company will pay the Agent, a commission of 8.0% of the gross proceeds of the Financing plus between 266,667 and 333,333 warrants (10% of the issue) exercisable at $0.32 per share until 18 months after closing of the Financing. The Financing is subject to regulatory approval and completion of final documentation.

Canadian Zinc signed a letter of intent to enter into an option on the 4600 hectare Damoti Lake project with Doublestar Resources Ltd. in March 2002 (see press release dated March 11th 2002). Both Companies recognised an opportunity to further explore and expand the gold potential on the property. For a complete review of the Company and the Damoti Lake Project, please visit our web site at www.canadianzinc.com

"John A. MacPherson"
John A. MacPherson
Chairman

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Suite 1202-700 West Pender Street
Vancouver, BC V6C 1G8
Tollfree: 1-866-688-2001 Tel: (604) 688-2001 Fax: (604) 688-2043
E-mail: czn@canadianzinc.com Website: www.canadianzinc.com

BC FORM 53-901F
(Previously Form 27)
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

Item 1: Reporting Issuer

CANADIAN ZINC CORPORATION (the "Issuer")
Suite 1202-700 West Pender Street,
Vancouver, BC V6C 1G8

Telephone: 1-604-688-2001
Facsimile: 1-604-688-2043

Item 2: Date Of Material Change

June 7, 2002 being the date of the news release.

Item 3: News Release

Pursuant to Section 75(2) of the Ontario Securities Act, a news release announcing the material change was issued through CCNMatthews (formerly Canadian Corporate News Inc.) and submitted to the Surveillance Department of the Toronto Stock Exchange on June 7, 2002. Copies have also been filed by SEDAR with the British Columbia Securities Commission and the Ontario Securities Commission. A copy of the news release is attached hereto.

Item 4: Summary Of Material Change

The Issuer announces that it has agreed to an increase to the previously announced brokered private placement with Raymond James Limited, ("the Agent") due to strong shareholder demand. This financing will complete Canadian Zinc's plans to raise $1,000,000 by way of private placements of Flow Through Shares and non-flow through units to Canadian and European investors respectively. Proceeds from the financings will be used at Damoti Lake to conduct exploration and confirmation drilling, as well as drilling of newly identified targets. Funds will also be expended at the Company's Prairie Creek base metal property, as well as for general working capital.

The original financing announced on May 16th, 2002 consisted of "Super Flow Through Shares" priced at $0.30; with a minimum of 1,000,000 common shares and a maximum of 2,000,000 shares placed ("the Financing"). This has now been extended to a minimum of 2,000,000 and a maximum of 2,666,667 Super Flow Through shares, plus a further 666,667 non flow through units priced at $0.30, consisting of one (non flow through) common share and one half of one share purchase warrant. Each full warrant is convertible at $0.32 per share for a period of 18 months.

It is expected that the Financing will raise up to $1,000,000, mostly as flow through funds, but including $200,000 for general working capital and to pay the expenses of the issue. In connection with the Financing the Company will pay the Agent, a commission of 8.0% of the gross proceeds of the Financing plus between 266,667 and 333,333 warrants (10% of the issue) exercisable at $0.32 per share until 18 months after closing of the Financing. The Financing is subject to regulatory approval and completion of final documentation.

Item 5: Full Description Of Material Change

See attached News Release.

Item 6: Reliance On Section 85(2) Of The British Columbia Securities Act.

Nothing in this form is required to be maintained on a confidential basis.

Item 7: Omitted Information

None.

Item 8: Director/Senior Officers

Malcolm J.A. Swallow, President & CEO
(CANADA) 1-866-688-2001

Item 9: Statement Of Senior Officer/Director

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, British Columbia as of the 7th day of June, 2002.

CANADIAN ZINC CORPORATION

By: *"Malcolm J. A. Swallow"*
Malcolm J.A. Swallow, President & CEO

FORM 27
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1: **Reporting Issuer**

CANADIAN ZINC CORPORATION (the "Issuer")
Suite 1202-700 West Pender Street,
Vancouver, BC V6C 1G8

Telephone: 1-604-688-2001
Facsimile: 1-604-688-2043

Item 2: **Date Of Material Change**

June 7, 2002 being the date of the news release.

Item 3: **News Release**

Pursuant to Section 75(2) of the Ontario Securities Act, a news release announcing the material change was issued through CCNMatthews (formerly Canadian Corporate News Inc.) and submitted to the Surveillance Department of the Toronto Stock Exchange on June 7, 2002. Copies have also been filed by SEDAR with the British Columbia Securities Commission and the Ontario Securities Commission. A copy of the news release is attached hereto.

Item 4: **Summary Of Material Change**

The Issuer announces that it has agreed to an increase to the previously announced brokered private placement with Raymond James Limited, ("the Agent") due to strong shareholder demand. This financing will complete Canadian Zinc's plans to raise $1,000,000 by way of private placements of Flow Through Shares and non-flow through units to Canadian and European investors respectively. Proceeds from the financings will be used at Damoti Lake to conduct exploration and confirmation drilling, as well as drilling of newly identified targets. Funds will also be expended at the Company's Prairie Creek base metal property, as well as for general working capital.

The original financing announced on May 16th, 2002 consisted of "Super Flow Through Shares" priced at $0.30; with a minimum of 1,000,000 common shares and a maximum of 2,000,000 shares placed ("the Financing"). This has now been extended to a minimum of 2,000,000 and a maximum of 2,666,667 Super Flow Through shares, plus a further 666,667 non flow through units priced at $0.30, consisting of one (non flow through) common share and one half of one share purchase warrant. Each full warrant is convertible at $0.32 per share for a period of 18 months.

It is expected that the Financing will raise up to $1,000,000, mostly as flow through funds, but including $200,000 for general working capital and to pay the expenses of the issue. In connection with the Financing the Company will pay the Agent, a commission of 8.0% of the gross proceeds of the Financing plus between 266,667 and 333,333 warrants (10% of the issue) exercisable at $0.32 per share until 18 months after closing of the Financing. The Financing is subject to regulatory approval and completion of final documentation.

Item 5: Full Description Of Material Change

See attached News Release.

Item 6: Reliance On Section 75(3) Of The Ontario Securities Act.

Nothing in this form is required to be maintained on a confidential basis.

Item 7: Omitted Information

None.

Item 8: Director/Senior Officers

Malcolm J.A. Swallow, President & CEO
(CANADA) 1-866-688-2001

Item 9: Statement Of Senior Officer/Director

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, British Columbia as of the 7th day of June, 2002.

CANADIAN ZINC CORPORATION

By: *"Malcolm J. A. Swallow"*
Malcolm J.A. Swallow, President & CEO

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

CANADIAN ZINC
CORPORATION

PRESS RELEASE

TORONTO STOCK EXCHANGE ***JUNE 20, 2002***

SYMBOL - CZN

DAMOTI LAKE GOLD PROJECT ACQUISITION

Vancouver, B.C. - Canadian Zinc Corporation (the Company) is pleased to announce that it has successfully completed the due diligence program on the Damoti Lake Gold Project as announced March 11, 2002 and has entered into an option agreement with Standard Mining Corp. a subsidiary of Doublestar Resources Ltd. to acquire 50% of the advanced high-grade gold property.

Mr. Alan Taylor, P.Eng, VP of Exploration, accompanied by a geological field crew are on site at Damoti Lake commencing an extensive exploration and diamond drill program. The high-grade gold mineralization discovered at Damoti Lake occurs within a Banded Iron Formation, which has been traced for approximately 12 kilometres and lies within the Damoti claim block. Previous drilling and exploration at Damoti, which totalled over $14 million, produced numerous gold intercepts in excess of 1 oz/ton over significant widths. Evaluation of this prior geological data, together with current mapping and reconnaissance, will enable the Company to prioritize drill targets associated with the stronger anomalies occurring along this mineralized trend.

Damoti Lake lies 120 miles north of Yellowknife, Northwest Territories. Access to the property is by float and fixed wing aircraft, as well as from the government sponsored Colomac winter road. A 5,200-foot airstrip is situated at the former producing Colomac Gold Mine site located 12 miles to the north.

Canadian Zinc can earn a 50% interest in Damoti Lake by spending $2.4 million in exploration over 4 years, of which, a minimum $500,000 is intended for the current field season. For a complete review of the Company and the Damoti Lake Project, please visit our web site at www.canadianzinc.com.

"John A. MacPherson"
John A. MacPherson
Chairman

Suite 1202-700 West Pender Street
Vancouver, BC V6C 1G8
Tollfree: 1-866-688-2001 Tel: (604) 688-2001 Fax: (604) 688-2043
E-mail: czn@canadianzinc.com Website: www.canadianzinc.com

BC FORM 53-901F
(Previously Form 27)
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

Item 1: Reporting Issuer

CANADIAN ZINC CORPORATION (the "Issuer")
Suite 1202-700 West Pender Street,
Vancouver, BC V6C 1G8

Telephone: 1-604-688-2001
Facsimile: 1-604-688-2043

Item 2: Date Of Material Change

June 20, 2002 being the date of the news release.

Item 3: News Release

Pursuant to Section 75(2) of the Ontario Securities Act, a news release announcing the material change was issued through CCNMatthews (formerly Canadian Corporate News Inc.) and submitted to the Surveillance Department of the Toronto Stock Exchange on June 20, 2002. Copies have also been filed by SEDAR with the British Columbia Securities Commission and the Ontario Securities Commission. A copy of the news release is attached hereto.

Item 4: Summary Of Material Change

The Issuer is pleased to announce that it has successfully completed the due diligence program on the Damoti Lake Gold Project as announced March 11, 2002 and has entered into an option agreement with Standard Mining Corp. a subsidiary of Doublestar Resources Ltd. to acquire 50% of the advanced high-grade gold property.

Mr. Alan Taylor, P.Eng, VP of Exploration, accompanied by a geological field crew are on site at Damoti Lake commencing an extensive exploration and diamond drill program. The high-grade gold mineralization discovered at Damoti Lake occurs within a Banded Iron Formation, which has been traced for approximately 12 kilometres and lies within the Damoti claim block. Previous drilling and exploration at Damoti, which totalled over $14 million, produced numerous gold intercepts in excess of 1 oz/ton over significant widths. Evaluation of this prior geological data, together with current mapping and reconnaissance, will enable the Company to prioritize drill targets associated with the stronger anomalies occurring along this mineralized trend.

Canadian Zinc can earn a 50% interest in Damoti Lake by spending $2.4 million in exploration over 4 years, of which, a minimum $500,000 is intended for the current field season.

Item 5: **Full Description Of Material Change**

See attached News Release.

Item 6: **Reliance On Section 85(2) Of The British Columbia Securities Act.**

Nothing in this form is required to be maintained on a confidential basis.

Item 7: **Omitted Information**

None.

Item 8: **Director/Senior Officers**

Malcolm J.A. Swallow, President & CEO
(CANADA) 1-866-688-2001

Item 9: **Statement Of Senior Officer/Director**

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, British Columbia as of the 20th day of June, 2002.

CANADIAN ZINC CORPORATION

By: *"Malcolm J. A. Swallow"*
Malcolm J.A. Swallow, President & CEO

FORM 27
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1: Reporting Issuer

CANADIAN ZINC CORPORATION (the "Issuer")
Suite 1202-700 West Pender Street,
Vancouver, BC V6C 1G8

Telephone: 1-604-688-2001
Facsimile: 1-604-688-2043

Item 2: Date Of Material Change

June 20, 2002 being the date of the news release.

Item 3: News Release

Pursuant to Section 75(2) of the Ontario Securities Act, a news release announcing the material change was issued through CCNMatthews (formerly Canadian Corporate News Inc.) and submitted to the Surveillance Department of the Toronto Stock Exchange on June 20, 2002. Copies have also been filed by SEDAR with the British Columbia Securities Commission and the Ontario Securities Commission. A copy of the news release is attached hereto.

Item 4: Summary Of Material Change

The Issuer is pleased to announce that it has successfully completed the due diligence program on the Damoti Lake Gold Project as announced March 11, 2002 and has entered into an option agreement with Standard Mining Corp. a subsidiary of Doublestar Resources Ltd. to acquire 50% of the advanced high-grade gold property.

Mr. Alan Taylor, P.Eng, VP of Exploration, accompanied by a geological field crew are on site at Damoti Lake commencing an extensive exploration and diamond drill program. The high-grade gold mineralization discovered at Damoti Lake occurs within a Banded Iron Formation, which has been traced for approximately 12 kilometres and lies within the Damoti claim block. Previous drilling and exploration at Damoti, which totalled over $14 million, produced numerous gold intercepts in excess of 1 oz/ton over significant widths. Evaluation of this prior geological data, together with current mapping and reconnaissance, will enable the Company to prioritize drill targets associated with the stronger anomalies occurring along this mineralized trend.

Canadian Zinc can earn a 50% interest in Damoti Lake by spending $2.4 million in exploration over 4 years, of which, a minimum $500,000 is intended for the current field season.

Item 5: **Full Description Of Material Change**

See attached News Release.

Item 6: **Reliance On Section 75(3) Of The Ontario Securities Act.**

Nothing in this form is required to be maintained on a confidential basis.

Item 7: **Omitted Information**

None.

Item 8: **Director/Senior Officers**

Malcolm J.A. Swallow, President & CEO
(CANADA) 1-866-688-2001

Item 9: **Statement Of Senior Officer/Director**

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, British Columbia as of the 20th day of June, 2002.

CANADIAN ZINC CORPORATION

By: *"Malcolm J. A. Swallow"*
Malcolm J.A. Swallow, President & CEO

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

THIS OFFERING MEMORANDUM CONSTITUTES AN OFFERING OF SECURITIES ONLY IN THOSE JURISDICTIONS AND TO THOSE PERSONS WHERE AND TO WHOM THEY MAY BE LAWFULLY OFFERED FOR SALE.

OFFERING MEMORANDUM

Dated : June 21, 2002

CANADIAN ZINC CORPORATION
700 Pender Street West, Suite 1202
Vancouver, British Columbia, V6C 1G8
Tel: (604) 688-2001 Fax: (604) 688-2043
E-Mail: czn@canadianzinc.com

TSX : CNZ

THE OFFERING

Securities offered:	Flow-Through Common Shares ("Flow-Through Shares") (the **"Flow-Through Offering"**) Units, each Unit consisting of one (non flow-through) common share ("**NFT Share**") and one-half of one share purchase warrant (the "**Unit Offering**"). See Item 5.
Price per security:	$0.30 per Flow-Through Share $0.30 per Unit
Minimum/maximum offering:	A. 2,000,000 Flow-Through Shares ($600,000)/ 2,666,667 Flow-Through Shares ($800,000) B. 0($0)/666,667 Units ($200,000). **You may be the only Purchaser.**
Payment terms:	Bank draft or certified cheque on closing
Proposed closing date:	One or more dates prior to July 19, 2002
Tax consequences	There are important tax consequences to an investment in Flow-Through Shares. See item 6.
Selling agent:	Raymond James Ltd. See item 7.

Resale Restrictions

You will be restricted from selling your securities for four (4) months. See Item 10.

Purchaser's Rights

You have 2 business days to cancel your agreement to purchase these securities. If there is a misrepresentation in this offering memorandum, you have the right to sue either for damages or to cancel this agreement. See item 11.

No securities regulatory authority has assessed the merits of these securities or reviewed this offering memorandum. Any representation to the contrary is an offence. This is a risky investment. See item 8.

Item 1 *Use of Available Funds*

1.1 ***Net Proceeds and Available Funds***

The proceeds of the offering and the funds which will be available to us after this offering are as follows:

		Assuming min. offering	**Assuming max. offering**
A	Amount to be raised by this offering	$600,000(1)(2)	$1,000,000(1)(2)
B	Selling commissions and fees	$53,000(2)	$85,000(2)
C	Estimated offering costs (including legal, accounting, audit, etc.)	$10,000	$10,000
D	Net Proceeds: D=A-(B+C)	$537,000	$905,000
E	Current working capital (or working capital deficiency) of issuer as at May 31, 2002	$248,961	$248,961
F	Available funds: F=D+E	$785,961	$1,153,961

(1) The minimum assumes proceeds of nil from the Unit Offering and the maximum assumes the Unit Offering is fully subscribed.

(2) All proceeds received from the Flow-Through Offering ($600,000 in the case of the minimum and $800,000 in the case of the maximum) will be used to incur Canadian exploration expense. See "Income Tax Consequences". Selling commissions and fees and offering costs (B & C in table) will be paid from existing working capital.

(3) Calculated as 8% of aggregate gross proceeds of the Flow-Through Offering and the Unit Offering plus $5,000 corporate finance fee.

1.2 ***Use of Available Funds***

We will use the available funds as follows:

Description of intended use of available funds listed in order of priority.	**Assuming min. offering**	**Assuming max. offering**
Exploration, including detailed mapping, sampling, geophysical work and diamond drilling on Damoti Lake property	$500,000	$700,000
Exploration, including diamond drilling on the Prairie Creek property	$100,000	$100,000
Working capital	$185,961	$353,961

1.3 *Reallocation*

We intend to spend the available funds as stated. We will reallocate funds only for sound business reasons. If the Company does not, for any reason, enter into a formal option agreement for the Damoti Lake property, or if, having acquired the option, exploration work indicates that further work on the Damoti Lake property is not warranted, the Company may reallocate funds received from the Flow-Through Offering to incur CEE (as hereinafter defined) on its Prairie Creek property, including the Gate Claims, and for regional exploration which will qualify as CEE. See "Information About the Issuer – Business Summary" and "Income Tax Consequences".

1.4 *Insufficient Proceeds*

The proceeds of this offering will be sufficient to fund a portion of the Issuer's commitments on the Damoti Lake property but will not be sufficient to fund all of the expenditures required for the Issuer to maintain its option on the Damoti Lake property or to earn a 50% interest in the Damoti Lake Property. There is no assurance that additional required financing will be available. See "Information About the Issuer – Business Summary".

Item 2 Information About the Issuer

2.1 *Business Summary*

The Issuer is engaged in the exploration and development of mineral resources. Its properties are in the exploration stage. The Issuer's principal project is the Prairie Creek zinc/lead/silver property, an advanced stage project, in the Northwest Territories, approximately 300 miles west of Yellowknife and 210 miles north of Fort Nelson, British Columbia. The Issuer has also recently entered into a letter of intent to acquire an option to earn a 50% interest in the Damoti Lake gold property, located approximately 120 air miles north of Yellowknife, Northwest Territories. It is anticipated that the Issuer's financial and management resources over the next 12 months will be spent primarily on the Damoti Lake property, and secondly, on the Prairie Creek property.

Between 1992 and 2000 the Issuer's resources were focussed primarily on exploration of the Prairie Creek property. In January, 2001 a Scoping Study was completed on the Prairie Creek property by the Company and was subsequently reviewed by Micon International Limited of Toronto. As part of the review the resources at Prairie Creek were reviewed by Alan B. Taylor, P.Eng., a Qualified Person under National Policy Statement 43-101. The Scoping Study was designed to outline and guide the redevelopment of the existing mine and mill on the Prairie Creek property. The study identified a number of different development and production scenarios. However, due to continuing depressed zinc prices, the board of directors of the Issuer made a decision early in 2002 to diversify into other properties and other metals.

In keeping with this new diversification strategy, in March, 2002 the Issuer signed a Letter of Intent with Standard Mining Corporation, a wholly-owned subsidiary of Doublestar Resources Ltd. (the "Optionor") to enter into a formal option agreement which will entitle the Issuer to acquire a 50% interest in the Damoti Lake gold property. The Issuer has a director in common with the Optionor. A formal option agreement was entered into on June 20, 2002. To earn a 50% interest in the Damoti Lake property the Issuer will be required to spend an aggregate of $2.4 million over four years and assume certain other obligations respecting the property including all costs required to maintain the property in good standing. The minimum expenditure requirement for the first year is $250,000. In addition, the Issuer is required, upon execution of the formal option agreement, to pay $20,000 and issue 100,000 shares of the Optionee. To maintain the option, the Issuer will be required to make annual payments to the Optionor of $25,000 cash and shares of the Issuer having a value of $20,000 on the first anniversary date, $30,000 cash and shares of the Issuer having a value of $20,000 on the second anniversary date and $35,000 cash and shares of the Issuer having a value of $20,000 on the third anniversary date. All expenditures made by the Issuer in connection with maintaining and exploring the Damoti Lake property, other than the foregoing annual cash and share payments can be credited against the $2.4 million expenditures required to earn the 50% interest.

As described below under "***Item 6 Income Tax Consequences***", a 15% federal tax credit is available for certain types of CEE. These expenditures consist of: (i) an expense in conducting mining exploration activity from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource (other than coal or oil sands), and (ii) is not an expense in respect of trenching if one of the purposes of the trenching is to carry out preliminary sampling (other than "specified sampling"), digging test pits (other than digging test pits for the purpose of carrying out "specified sampling"), and preliminary sampling (other than "specified sampling").

"Specified sampling" is the collecting and testing of samples in respect of a mineral resource, except that it does not include (i) the collecting or testing of a sample that, at the time the sample is collected, weighs more than 15 tonnes, and (ii) the collecting or testing of a sample collected at any time in a calendar year in respect of any one mineral resource if the total weight of all such samples collected (by any person or partnership or any combination of persons and partnerships) in the period in the calendar year that is before that time (other than samples each of which weighs less than one tonne) exceeds 1,000 tonnes.

Based on the foregoing, the Issuer is of the view that the exploration programs planned for the Damoti Lake property and the Prairie Creek property should qualify for the 15% federal tax credit.

2.2 *Existing Documents Incorporated by Reference*

Information in the documents listed in the table below has been incorporated by reference into this offering memorandum from documents filed with securities regulatory authorities in Canada. The documents incorporated by reference are available for viewing on the SEDAR website at www.sedar.com. In addition, copies of the documents may be obtained on request without charge from Canadian Zinc Corporation, Suite 1202, 700 Pender Street West, Vancouver, BC, Attention: John MacPherson (604) 688-2001.

Documents listed in the table and information provided in those documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement in this offering memorandum or in any other subsequently filed documents that is also incorporated by reference in this offering memorandum.

Description of document	Date of Document
Annual Information Form	April 20, 2002
Material Change Report	June 20, 2002
Material Change Report	June 7, 2002
Material Change Report	May 28, 2002
Material Change Report	May 27, 2002
Material Change Report	May 17, 2002
Material Change Report	May 9, 2002
Material Change Report	March 11, 2002
Material Change Report	March 4, 2002
Material Change Report	February 12, 2002
Material Change Report	Jan 10, 2002
Audited financial statements for the financial year ended December 31, 2001	March 8, 2002
2001 Annual Report (including Management's Discussion and Analysis)	April 22, 2002
Interim financial statements for the financial period ended March 31, 2002	May 30, 2002
Management's Discussion and Analysis for the interim financial statements for the financial period ended March 31, 2002	May 30, 2002
Management Proxy Information Circular for the Issuer's annual general meeting held on May 24, 2002, other than the information contained therein which is specifically excluded under item 2.4 below.	April 15, 2002
Technical Report on the Prairie Creek property[(1)]	January 29, 2001

(1) Filed with certificates and consents by SEDAR with the British Columbia, Alberta and Ontario Securities Commissions pursuant to National Instrument 43-101 "Standards of Disclosure for Mineral Projects" on April 24, 2001.

2.3 *Existing Documents Not Incorporated by Reference*

Other documents available on the SEDAR website (for example, most press releases, take-over bid circulars, prospectuses and rights offering circulars) are not incorporated by reference into this offering memorandum unless they are specifically referenced in the table above. Your rights as described in item 11 of this offering memorandum apply only in respect of information contained in this offering memorandum and documents or information incorporated by reference.

2.4 *Existing Information Not Incorporated by Reference*

The following information contained in the Issuer's Information Circular dated as of April 15, 2002, is not incorporated by reference into this offering memorandum:

(a) regarding repricing downward of stock options or free standing stock appreciation rights;

(b) regarding the composition of the compensation committee of the board of directors of the Issuer and its report, if any, on executive compensation;

(c) any graph comparing the yearly percentage change in the Issuer's cumulative total shareholder return on publicly traded securities with the cumulative total return of a broad equity market index of a published industry index; and

(d) regarding the Issuer's corporate governance practices.

2.5 *Future Documents Not Incorporated by Reference*

Documents filed after the date of this offering memorandum are not deemed to be incorporated into this offering memorandum. However, if you subscribe for securities and before closing an event occurs, or there is a change in our business or affairs, that make the certificate to this offering memorandum no longer true, we will provide you with an update of this offering memorandum, including a newly dated and signed certificate, and will not accept your subscription until you have re-signed the agreement to purchase the securities.

Item 3 Directors, Officers, Promoters and Principal Holders

3.1 The following table sets out information about each director, officer and promoter of the Company and each person who directly or indirectly beneficially owns or controls 10% or more of any class of voting securities of the Company (a "principal holder").

Name and municipality of principal residence	Positions held (eg. director, officer, promoter and/or principal holder)
Malcolm J.A. Swallow Langley, BC	Director, President and Chief Executive Officer
Robert J. Gayton West Vancouver, BC	Director, Vice-President of Finance, Chief Financial Officer and Corporate Secretary
John A. MacPherson North Vancouver, BC	Director, Chairman of the Board and Promoter

Name and municipality of principal residence	Positions held (eg. director, officer, promoter and/or principal holder)
Dr. Hugh C. Morris Tsawassen, BC	Director
Dr. David Shaw Vancouver, BC	Director
John F. Kearney Toronto, Ontario	Director

3.2 You can obtain further information about the directors and senior officers from the Issuer's Management Information Circular dated as of April 15, 2002 and Annual Information Form dated April 20, 2002, both of which are available for viewing on the SEDAR website at www.sedar.com.

3.3 Current information regarding the securities held by directors, senior officers and principal holders can be obtained from the Ontario, British Columbia and Alberta Securities Commissions. The Issuer cannot guarantee the accuracy of this information.

Item 4 Capital Structure

4.1 ***Outstanding Securities (other than debt)***

Description of security	Number authorized to be issued	Number outstanding as at June 21, 2002	Number outstanding assuming completion of min. offering	Number outstanding assuming completion of max. offering
Common shares	100,000,000	33,318,015	35,318,015(3)	36,651,349(4)
Agent's Warrants(1)	N/A	N/A	200,000	333,333
Share Purchase Warrants	N/A	5,762,600(2)	5,762,600(3)	6,095,933(4)
Incentive Stock options(5)	5,100,000	2,750,000	2,750,000	2,750,000

Notes:

1. Each Agent's Warrant will entitle the holder to buy one common share of the Issuer until 18 months after closing of the Offering at $0.32 per share. See Item 7.

2. Includes:

150,000 share purchase warrants exercisable to acquire one additional common share of the Company at $0.55 per share until July 17, 2002.

1,272,600 share purchase warrants exercisable to acquire one additional common share of the Company at $0.40 per share until July 13, 2003.

3,340,000 share purchase warrants exercisable to acquire one additional common share of the Company at $0.20 per share until December 18, 2002 and at $0.25 per share until December 18, 2003.

1,000,000 share purchase warrants exercisable to acquire one additional common share of the Company at $0.20 per share until February 8, 2003 and at $0.25 per share until February 8, 2004.

3. Assumes no Units are issued pursuant to the Unit Offering.

4. Assumes the Unit Offering is fully subscribed and that 333,333 share purchase warrants are issued as part of the Units offered hereunder.

5. Of the 2,750,000 stock options granted, 50,000 are exercisable until August 25, 2002 at a price of $0.20 per share, 100,000 are exercisable until June 9, 2003 at a price of $0.15 per share, 170,000 are exercisable until April 15, 2004 at a price of $0.20 per share, 100,000 are exercisable until December 8, 2004 at a price of $0.20 per share, 1,130,000 are exercisable until June 28, 2005 at a price of $0.20 per share, 550,000 are exercisable until July 20, 2005 at a price of $0.20 per share, 200,000 are exercisable until March 11, 2007 at a price of $0.25 per share, 250,000 are exercisable until March 18, 2007 at a price of $0.20 per share and 200,000 are exercisable until April 24, 2007 at a price of $0.24 per share.

Item 5 Securities Offered

5.1 *Terms of Securities*

Pursuant to an agency agreement to be dated on or before Closing of the Offering between the Issuer and Raymond James Ltd. (the "Agent"), the Agent has agreed to act as Agent in connection with the Flow-Through Offering and the Unit Offering on a best efforts basis.

Flow-Through Offering

The Flow-Through Shares are common shares of the Company ("**Common Shares**") which have additional attributes as described under item 6. "Income Tax Consequences". Each Common Share is entitled to one vote at a meeting of shareholders. The Common Shares are not convertible into shares of any other class and are not redeemable or retractable. We have no present intention of paying dividends. Future dividends, if any, will be determined by our directors.

Unit Offering

Each Unit consists of one NFT Share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional Common Share at an exercise price of $0.32 per share for a period of eighteen (18) months following Closing of the Unit Offering. The certificates representing the warrants will contain standard anti-dilution provisions. The NFT Shares are entitled to one vote at a meeting of shareholders. The NFT Shares are not convertible into shares of any other class and are not redeemable or retractable. We have no present intention of paying dividends. Future dividends, if any, will be determined by our directors.

5.2 *Subscription Procedure*

Flow-Through Offering

You may subscribe for the Flow-Through Shares offered hereunder by completing and forwarding the following documentation to the Agent at **Suite 1000 - 601 West Hastings Street, Vancouver, British Columbia, V6B 5E2**:

(a) a completed, signed Flow-Through Subscription Agreement in the **yellow** form accompanying this offering memorandum, including any applicable schedules and appendixes attached thereto;

(b) a completed copy of a Risk Acknowledgement (Form 45-103F3) - you should keep a signed copy of this form; and

(c) a cheque or bank draft for the subscription amount payable to "**Raymond James Ltd.**".

Your subscription funds will be held in trust by the Agent until midnight on the later of the second business day after the day on which your signed subscription agreement is received and the initial closing of the Flow-Through Offering.

The closing of the Flow-Through Offering is subject to receipt of subscriptions for at least 2,000,000 Flow-Through Shares. We expect to close the minimum Flow-Through Offering on or prior to July 19, 2002. We may close the Flow-Through Offering on an earlier or later date as we and the Agent may agree. If the required minimum subscriptions are not received by the later of midnight on July 19, 2002, and such other later date as we and the Agent may agree, your subscription funds will be returned without interest within two (2) business days thereafter.

Unit Offering

You may subscribe for the Units offered hereunder by completing and forwarding the following documentation to the Agent at **Suite 1000 - 601 West Hastings Street, Vancouver, British Columbia, V6B 5E2**:

(a) a completed, signed Unit Subscription Agreement in the **white** form accompanying this offering memorandum, including any applicable schedules and appendixes attached thereto;

(b) a completed copy of a Risk Acknowledgement (Form 45-103F3) - you should keep a signed copy of this form; and

(c) a cheque or bank draft for the subscription amount payable to "**Raymond James Ltd.**".

Your subscription funds will be held in trust until midnight on the later of the second business day after the day on which your signed subscription agreement is received and the date of closing of the Unit Offering as agreed by the Issuer and the Agent.

The Closing of the Unit Offering is not subject to any minimum subscription but is subject to certain conditions contained in the Agency Agreement. You may be the only Purchaser.

We reserve the right to accept or reject subscriptions in whole or in part at our discretion and to close the subscription books at any time without notice. Any subscription funds for subscriptions that we do not accept will be returned promptly after we have determined not to accept the funds.

We expect to close the Unit Offering prior to July 19, 2002. We may close the Unit Offering on an earlier or later date as we and the Agent may determine.

At the closing of the offering we will deliver to you certificates representing fully paid and non-assessable Flow-Through Shares, or Units, as applicable, provided the subscription price has been paid in full.

Item 6 Income Tax Consequences

The following information is applicable to the Flow-Through Offering only.

6.1 You should consult your own professional advisers to obtain advice on the tax consequences that apply to you.

6.2 The following summary of the significant tax consequences to Canadian residents of an investment in Flow-Through Shares is prepared by Thorsteinssons Tax Lawyers, special tax counsel to the Issuer. The income tax consequences will not necessarily be the same for all Purchasers but may vary depending on a number of factors, including the province of residence of the Purchaser, whether the Flow-Through Shares of the Issuer acquired by the Purchaser under the Flow-Through Offering are characterized as capital property and the amount the Purchaser's taxable income would be but for the participation in the Flow-Through Offering. The following discussion of the federal income tax consequences is, therefore, of a general nature only and is not intended to constitute a complete analysis of the income tax consequences and should not be interpreted as legal or tax advice to any particular Purchaser. EACH PROSPECTIVE PURCHASER SHOULD OBTAIN ADVICE FROM HIS OWN TAX ADVISOR AS TO BOTH THE FEDERAL AND PROVINCIAL INCOME TAX CONSEQUENCES OF HIS PARTICIPATION IN THIS OFFERING.

This summary is based on the current provisions of the Income Tax Act, the regulations thereunder (the "Regulations") and any proposed amendments to the Income Tax Act or Regulations publicly announced before the date hereof by the federal Minister of Finance ("Tax Proposals"). It also takes into account counsel's understanding of the current administrative practices of Canada Customs and Revenue Agency ("CCRA").

It has been assumed that any proposed amendments to the Income Tax Act and Regulations will be enacted in substantially their present form and that no other relevant amendments to the Income Tax Act or Regulations will come into force. However, no assurance can be given to this effect.

This summary does not address the federal income tax consequences of Purchasers who are:

(a) not residents of Canada;

(b) corporations whose principal business is related to the exploitation of natural resources (referred to in subsection 66(15) of the Income Tax Act as "principal-business corporations");

(c) traders or dealers in resource properties referred to in subsection 66(5) of the Income Tax Act;

(d) agents acting on behalf of the Issuer in completing a flow-through share offering;

(e) partnerships or trusts; or

(f) "financial institutions" as defined in subsection 142.2(1) of the Income Tax Act.

Canadian Exploration Expenses - CEE Pool

Any "Canadian exploration expense" ("CEE") as defined in the Income Tax Act incurred by the Issuer and renounced by it to a Purchaser in accordance with the terms of the Flow-Through Subscription

Agreement and pursuant to the rules in the Income Tax Act will, at the effective date of such renunciation, be considered as CEE incurred by the Purchaser. A corresponding amount will be added to the Purchaser's Cumulative CEE as defined in the Income Tax Act ("CEE pool").

Subject to certain restrictions imposed by the Income Tax Act, where a Purchaser who deals at arm's length with the Issuer enters into a Flow-Through Subscription Agreement, pays for the Flow-Through Shares in a particular calendar year, and remains at arm's length with the Issuer for the following calendar year, it is generally possible for the Issuer to renounce to that Purchaser, with an effective date of December 31 of the particular calendar year, certain CEE incurred by it under the Flow-Through Subscription Agreement in the calendar year following the particular year. The CEE qualifying for this treatment is an expenditure that is not the cost of depreciable property and is incurred for the purpose of determining the existence, location, extent or quality of a mineral resource in Canada, including any expense incurred in the course of prospecting, carrying out geological, geophysical or geochemical surveys, drilling by rotary, diamond, percussion or other methods, or trenching, digging test pits and preliminary sampling.

For example, provided the Purchaser enters into a Flow-Through Subscription Agreement with the Issuer and pays money for the full price of the Flow-Through Shares in 2002, the Issuer may incur CEE of the type described above at any time up to December 31, 2003. Provided certain conditions in the Income Tax Act are met and the Issuer agrees to renounce that CEE so incurred in 2003 to the Purchaser by March 31, 2003, with an effective date of December 31, 2002, the Purchaser will be deemed to have incurred that CEE at December 31, 2002. This is sometimes referred to as the "one year look-back rule".

If such CEE renounced effective December 31, 2002 is not in fact incurred in 2003, the CEE so renounced will be reduced accordingly, effective as of December 31, 2002. The result is that the Purchaser would be reassessed for its 2002 taxation year. However, the Purchaser would not be charged interest or penalties on any unpaid income tax arising as a result of such reduction for the period, provided any unpaid tax liability is settled on or prior to April 30, 2004.

Under the Income Tax Act, the Issuer will be precluded from renouncing any amount of CEE that constitutes Canadian Exploration and Development Overhead Expenses ("CEDOE") as defined for this purpose in the Regulations. In addition, the amount of CEE that the Issuer may renounce must be net of the amount of any form of "assistance" the Issuer receives, is entitled to receive or may reasonably be expected to receive, at any time, in respect of the exploration activities to which the CEE relates.

CEDOE generally includes an expense that is: (i) in respect of the administration, management or financing of the Issuer, (ii) in respect of the salary, wages or other remuneration or related benefits paid in respect of a person employed by the Issuer whose duties are not all or substantially all directed towards exploration or development activities, or (iii) in respect of the upkeep or maintenance of, taxes or insurance in respect of, or rental or leasing of, property other than property all or substantially all of the use of which by the Issuer is for the purposes of exploration or development activities. CEDOE can also include an expense of the Issuer that may reasonably be regarded as having been in respect of: (i) the use of or the right to use any property in which any person who was "connected with" the Issuer or the Purchaser had an interest, (ii) compensation for the performance of a service for the benefit of the Issuer by any person who was "connected with" the Issuer or the Purchaser, or (iii) the acquisition of any materials, parts or supplies from any person who was "connected with" the Issuer or the Purchaser.

A person and a particular corporation are "connected with" each other in the context of these rules concerning CEDOE if: (i) the person and the particular corporation are not dealing at arm's length for purposes of the Income Tax Act, (ii) the person has a direct or indirect shareholding ("equity percentage") in the particular corporation that is not less than 10 per cent, or (iii) the person is a corporation in which another person has an equity percentage that is not less than 10 per cent, and that other person has an equity percentage in the particular corporation that is not less than 10 per cent. A person and another person that is not a corporation are connected with each other if they are not dealing at arm's length for purposes of the Income Tax Act.

A Purchaser will be entitled to deduct, in computing his income from all sources for his taxation year, any amount that he may claim, not exceeding 100% of the balance of his CEE pool at the end of that taxation year. Deductions claimed by a Purchaser will reduce his CEE by a corresponding amount. To the extent that the Purchaser does not deduct the balance of his CEE pool at the end of a taxation year, the balance will be carried forward indefinitely and deductions may be made therefrom by the Purchaser in subsequent taxation years in accordance with the provisions of the Tax Act. The CEE pool of a Purchaser will be reduced by the amount of any assistance which he receives or becomes entitled to receive in respect of CEE previously incurred and included in his CEE pool. The CEE pool of an individual Purchaser, at any time in a taxation year, will be reduced by the amount of any of the 15% federal non-refundable investment tax credit (described below) claimed by the individual for a preceding year.

In the event that the balance of a Purchaser's CEE pool is negative at the end of a taxation year, the negative amount must be included in the Purchaser's income for that taxation year and the balance of his CEE pool will thereupon become nil. This result may arise where a Purchaser claims a deduction for the full balance of the Purchaser's CEE pool in a taxation year and, in the subsequent taxation year, is required to further reduce that CEE pool by the amount of the 15% federal investment tax credit received by the Purchaser as described below.

Exploration Tax Credits

CEE incurred by the Issuer before 2004 in conducting certain grass roots mining exploration activity from or above the surface of the earth for the purpose of determining the existence or location of certain mineral resource deposits will, upon renunciation to an individual Purchaser (other than a trust), give rise to a potential 15% non-refundable investment tax credit for that individual.

The CEE that gives rise to this investment tax credit consist of: (i) an expense in conducting mining exploration activity from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource (other than coal or oil sands), and (ii) is not an expense in respect of trenching if one of the purposes of the trenching is to carry out preliminary sampling (other than "specified sampling"), digging test pits (other than digging test pits for the purpose of carrying out "specified sampling"), and preliminary sampling (other than "specified sampling"). "Specified sampling" is the collecting and testing of samples in respect of a mineral resource, except that it does not include (i) the collecting or testing of a sample that, at the time the sample is collected, weighs more than 15 tonnes, and (ii) the collecting or testing of a sample collected at any time in a calendar year in respect of any one mineral resource if the total weight of all such samples collected (by any person or partnership or any combination of persons and partnerships) in the period in the calendar year that is before that time (other than samples each of which weighs less than one tonne) exceeds 1,000 tonnes.

The amount of CEE upon which the federal credit is computed will be reduced by any provincial tax credit the Purchaser is entitled to receive or can reasonably be expected to receive in respect of the CEE. The federal credit can be used by a Purchaser to reduce the tax otherwise payable in the taxation year of the Purchaser in which the Purchaser becomes entitled to the credit. However, the credit will be limited to the extent it reduces the Purchaser's tax payable beyond the level of alternative minimum tax discussed below. Any unapplied portion of the credit may be claimed in the following ten years or the preceding three years.

It is not expected that a Purchaser would be entitled to any provincial tax credit in respect of the CEE to be renounced to the Purchaser as contemplated in this Flow-Through Offering, as the exploration will be conducted in the Northwest Territories.

Adjusted Cost Base of Common Shares

Each Flow-Through Share issued by the Issuer to a Purchaser pursuant to this offering will be deemed to have an initial cost to that Purchaser of nil.

Each NFT Share issued by the Issuer to a Purchaser should have a cost to that Purchaser of the subscription price of such Share.

The adjusted cost base of each common share of the Issuer owned by a Purchaser at any particular time, including shares issued to him under this Flow-Through Offering, will be the average adjusted cost base to him of all common shares of the Issuer owned at that time.

Disposition of Shares

The characterization of the Flow-Through Shares or NFT Shares issued under this Offering as capital property or as inventory to any particular Purchaser will be determined according to the principles ordinarily applicable to the characterization of shares of a corporation.

Generally, the disposition of a share held as capital property will result in a taxable capital gain (or an allowable capital loss) equal to one-half of the amount by which the proceeds of disposition and reasonable selling costs exceed (or are exceeded by) the adjusted cost base of the Purchaser for that share. The disposition of a share which is not held as capital property will result in a gain on income account (or loss), the full amount of which must be included (deducted) in computing a Purchaser's income for the year of disposition.

Any balance in a Purchaser's CEE pool at the time the Purchaser disposes of a Flow-Through Share will remain with that Purchaser and will not be transferred to the purchaser of the share.

Paid-Up Capital

Under the Income Tax Act, the Issuer will be required, for tax purposes, to reduce the legal paid-up capital of its Common Shares by an amount equal to 50% of the CEE renounced in respect of the Flow-Through Shares.

Interest on Funds Borrowed to Acquire Flow-Through Shares

While not entirely clear, counsel is of the view that a reasonable amount of interest paid or payable by a Purchaser on money borrowed to acquire Flow-Through Shares and NFT Shares should be deductible in computing the Purchaser's income for purposes of the Income Tax Act assuming the Purchaser continues to own the share or uses the borrowed funds to earn income from a business or property. Compound interest is deductible only when paid.

Dividends

Any dividends received by a Purchaser on shares of the Issuer will be treated for tax purposes as dividends from a taxable Canadian corporation. Accordingly, where a dividend is received by an individual resident in Canada, the individual will be required to include in income the dividend plus 25% of the dividend and will be entitled to claim a federal dividend tax credit, equal to 16 2/3% of the amount of the dividend. Where the dividend is received by a corporation resident in Canada, the dividend will normally be free of tax under Part I of the Income Tax Act but may be subject to refundable tax under Part IV of the Income Tax Act.

Minimum Tax on Individuals

The minimum tax provisions in the Income Tax Act require an individual (other than certain trusts) to pay an amount of tax under the Income Tax Act equal to the greater of the tax otherwise payable by him under Part I of the Income Tax Act and a minimum amount computed by reference to his "adjusted taxable income" for that year.

In computing adjusted taxable income, a Purchaser must generally include all taxable dividends (without application of the gross-up) and 80% of net capital gains, and certain deductions and credits otherwise available are disallowed, including amounts in respect of CEE and any interest and other financing expenses in respect of borrowing to acquire the Flow-Through Shares.

Whether and to what extent the tax liability of a Purchaser is increased by the alternative minimum tax will depend on the amount of Purchaser's income, the sources from which it is derived, and the nature and amount of any deductions claimed.

Any additional tax payable by a Purchaser for a year which results from the application of the minimum tax provisions may be carried forward and applied by the Purchaser against his Part I tax otherwise payable in any of the seven immediately following taxation years. However, this carried forward amount will only be creditable in any of these years to the extent that his tax payable for such years, calculated without reference to the minimum tax provisions, exceeds his tax payable under the minimum tax provisions.

Item 7 Compensation Paid to Sellers and Finders

The Issuer will pay a commission to the Agent equal to 8% of the aggregate gross proceeds of the offering, payable in cash. The commission will be paid by the Company from funds on hand or from the Unit Offering and not from the proceeds of the Flow-Through Offering. The aggregate commission payable in the case of the minimum offering (and assuming no Units are sold in the Unit Offering) is $53,000 and in the case of the maximum offering, $80,000. The Agent is also entitled to an Agent's Option exercisable to acquire shares equal to 10% of the Flow-Through Shares and Units issuable hereunder to a maximum of 333,333 common shares of the Issuer at $0.32 per share for a period of 18 months after closing.

The Issuer will pay all of the Agent's fees and expenses, including legal fees and related offering expenses from funds on hand and not from proceeds of the Flow-Through Offering. In addition, the Agent will receive a corporate finance fee of $5,350 (including GST) of the aggregate gross proceeds received by the Issuer from the offering, payable in cash. A non-refundable deposit of $2,675 (including GST) was paid to the Agent and the remaining $2,675 (including GST) is to be paid in cash from funds on hand.

Item 8 Risk Factors

Capital Requirements

Management of the Issuer believes that the cash on hand, together with the proceeds from the offering, will be adequate to meet the Issuer's financial needs, assuming the Unit Offering is fully subscribed, for the six (6) months following the closing. The Issuer will require further capital to maintain and undertake further exploration and evaluation of its properties and to exercise the option, when obtained, to acquire a 50% interest in the Damoti Lake gold property.

The Issuer has no revenues from operations and, as such, will need to raise additional funds, by way of equity financings and/or commercial credit facilities, in order to finance its additional working capital requirements. If the Unit Offering is fully subscribed, the Issuer anticipates that it will have sufficient working capital for its general and administrative expenses for a approximately five months, based on current budgeted expenditures. If the Unit Offering is not fully subscribed the Issuer will need for additional financing prior to that time, assuming general and administrative expenses continue at current levels. The Issuer is currently evaluating all non-essential budget items and will take steps to reduce overhead and seek financing from other sources, including by way of a further equity offering, or debt financing. There is no assurance that such financing will be available on acceptable terms, or at all.

Tax Related

Although it is not common to obtain an advance income tax ruling for an offering such as this, no such ruling has been obtained or sought from the CCRA for this offering. There may be disagreements with the CCRA with respect to certain tax consequences associated with an acquisition of the Flow-Through Shares. The alternative minimum tax could limit tax benefits available to Purchasers.

Management

The success of the Issuer is currently largely dependent on the performance of its current management. There is no assurance the Issuer can maintain the services of current management or other qualified personnel required to operate its business. The loss of the services of these persons could have a material adverse effect on the Issuer's business and prospects.

Risk of Mineral Exploration

There are no known reserves of ore on any of the properties in which the Issuer has an interest and any exploration program carried out by the Issuer is an exploratory search for ore.

Exploration of properties requires compliance with the laws of the jurisdiction in which such properties are located and potential changes to laws relating to exploration activities, environmental considerations and title to properties are a significant risk. In addition, factors such as commodity price and equity market fluctuation, and climatic conditions are all beyond the control of the Issuer and also pose significant risks.

Competition

Significant competition exists for mining opportunities. There are a number of large established mining companies with greater financial and technical resources than the Issuer and the Issuer may be unable to successfully complete for additional attractive mining properties or for additional funds to further explore and advance its properties. There can be no assurance that the Issuer's exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

Factors that May Detrimentally Affect the Markets for Resources

Resource exploration and development is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by the Issuer will be affected by numerous factors beyond the control of the Issuer. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, supply and demand, inflation, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combined effect of these factors may result in the Issuer and its shareholders not receiving an adequate return on invested capital.

Uninsurable Risks

In the course of exploration and development of, and production from, mineral resource properties, certain risks, and in particular, unexpected or unusual geological formations and changing operating conditions may occur and may expose the Issuer to liabilities. Should such liabilities arise, the payment of such liabilities may have a material, adverse effect on the Issuer's financial position. It is not always possible to fully insure against such risks or the Issuer may elect not to cover such risks because of the high cost of such insurance. The Issuer may become subject to liability for pollution or hazards. Payment of liabilities for claims for such occurrences could reduce or eliminate any future profitability and could result in increasing costs and a decline in the value of the securities of the Issuer.

Failure to Comply with Laws

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring substantial capital expenditures. Issuers engaged in mining operations may be required to compensate for loss or damage resulting from mining activities and may be subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

Uncertainty of Ownership Right of Resource Properties

There is no assurance of title to any property interests acquired by the Issuer. Property interests may be subject to prior unregistered agreements or transfers or other land claims, undisclosed compliance failure by prior owners or deficiencies in registration or renewals of such interests and title may be affected by defects, misinterpretation and adverse laws and regulations which have not been identified by the Issuer.

Permits and Licenses

The operations of the Issuer require licenses and permits from various governmental authorities. While the Issuer currently has been granted all requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Environmental Regulations

The Issuer's operations are subject to environmental regulations, which are subject to change, promulgated by government agencies governing prospecting, mining, production, taxes, waste disposal, toxic substances and operation of mines. Failure to comply with such environmental regulations may result in enforcement action being taken against the Issuer including orders to cease operations, and/or take corrective measures requiring capital expenditures and delay. The Issuer may also be required to compensate those suffering loss or damage as a result of any such failure to comply.

Potential Conflicts of Interest

The directors and officers of the Issuer may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in or compete for opportunities in which the Issuer is also interested, such directors and officers of the Issuer may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each Issuer's participation. The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the Issuer and its shareholders. However, in conflict of interest situations, directors and officers of the Issuer may owe the same duty to another issuer. There is no assurance that the needs of the Issuer will receive priority in all cases.

Item 9 Reporting Obligations

9.1 The Issuer is a reporting issuer in British Columbia and Ontario and, as such is required to file and make material information respecting its affairs generally available to the public, including press releases, material change reports, proxy materials for meetings of shareholders and certain financial information. As a shareholder of the Company you will receive audited financial statements annually and unaudited interim financial statements on a quarterly basis in accordance with the *Securities Act* (British Columbia). You will also be given notice of and entitled to attend general meetings of the holders of outstanding common shares of the Company in accordance with the *Company Act* (British Columbia).

9.2 Corporate or securities information about the Issuer is available for viewing on the SEDAR website at www.sedar.com.

Item 10 Resale Restrictions

These securities will be subject to a number of resale restrictions, including a restriction on trading. Until the restriction on trading expires, you will not be able to trade the securities unless you comply with an exemption from the prospectus and registration requirements under securities legislation.

Unless permitted under securities legislation, you cannot trade the securities before the date that is 4 months and a day after the distribution date.

Item 11 Purchaser's Rights

You have the following rights under securities legislation:

1. **Two Day Cancellation Right** - You can cancel your agreement to purchase the securities offered by this offering memorandum. To do so, you must send a notice to us by midnight on the 2nd business day after you sign the agreement to buy the securities.

2. **Statutory Rights of Action in the Event of a Misrepresentation**

   If there is a misrepresentation in this offering memorandum, you have a statutory right to sue:

   (a) the Issuer to cancel your agreement to buy these securities, or

   (b) for damages against the Issuer.

This statutory right to sue is available to you whether or not you relied on the misrepresentation. However, there are various defences available to the persons or companies that you have a right to sue. In particular, they have a defence if you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in (a) or (b) above, you must do so within strict time limitations. You must commence your action to cancel the agreement within 180 days after the closing under the Securities Act (British Columbia) and within 180 days after the date of the transaction that gave rise to the right of action under the Securities Act (Alberta). You must commence your action for damages within the earlier of 180 days after the date you first had knowledge of the misrepresentation and three years from the closing date under the Securities Act (British Columbia) and within the earlier of 180 days from the date you first had knowledge of the facts giving rise to the cause of action and one year from the date of the transaction that gave rise to the cause of action under the Securities Act (Alberta).

You may have other rights in addition to those described above. For information about your rights, you should consult a lawyer.

Item 12 Date and Certificate

Dated: June 21, 2002.

This offering memorandum does not contain a misrepresentation.

CANADIAN ZINC CORPORATION

"Malcolm J.A. Swallow"
Malcolm J.A. Swallow, Chief Executive Officer

"Robert J. Gayton"
Robert J. Gayton, Chief Financial Officer

"John F. Kearney"
Director

"John A. MacPherson"
Director

PROMOTER

"John A. MacPherson"
John A. MacPherson

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933 or the securities laws of any state of the United States or any other area subject to the jurisdiction of the United States, and may not be offered or sold, directly or indirectly or delivered in the United States or to or for the account of a U.S. person unless registered under the 1933 Act and all applicable State securities laws or unless an exemption from registration is available. The securities have not been approved by the Securities and Exchange Commission, nor have any States securities regulatory authorities passed upon or endorsed the merits of this Offering or the adequacy or accuracy of these offering documents. The securities are subject to restrictions on transferability and resale and may not be transferred or resold in the United States or to a U.S. person unless they are registered under the 1933 Act and applicable States securities laws or unless an exemption from such registration is available. Any representation to the contrary is unlawful.

CANADIAN ZINC CORPORATION
(the "Issuer")
(Units – Alberta and B.C.)

Issue: Private Placement of Units at **$0.30** per Unit. Each Unit consists of **one** common share and **one-half of one** common share purchase warrant. Each whole warrant exercisable to purchase one additional Common Share for a period of **eighteen (18) months** at **$0.32** per Share.	**Number of Units:**____________________
Total Subscription Price (at $0.30 per Share)	**CDN$**____________________

The Purchaser set out below hereby irrevocably subscribes for the number of Units of the Issuer for the total subscription price set out above, upon and subject to the terms and conditions, and hereby covenants, represents and warrants as set forth in "Terms and Conditions of Subscription for Units of **Canadian Zinc Corporation**" dated **June 21, 2002** attached as Appendix IV.

Purchaser: ____________________

Signed by: ____________________
if Purchaser not an individual, signed by, and in my capacity as the:

____
(Please Print Name of Signatory and Title)

Address: ____________________
(Street Address)

____
(City, Province/State and Postal/Zip Code)

Tel No.: ____________________

E-Mail Address: ____________________

The Purchaser hereby represents that the number and type of securities of Canadian Zinc Corporation presently held by it, directly and indirectly, is as follows:

Type of Security, Number and, if Convertible, Number of Shares that can be Acquired on Conversion

____

Registration Instructions: The name and address of the person in whose name the Subscriber's Shares are to be registered, **if other than as set forth above**, are as follows:

____
Name

____
Account reference, if applicable

____
Address

____

Delivery Instructions: The name and address of the person to whom the certificate representing the Subscriber's Shares is to be delivered, **if other than as set forth above**, is as follows:

____
Name

____
Account reference, if applicable

____
Address

____

____
Telephone Number and Contact Name

ACCEPTANCE

The Issuer hereby accepts the above subscription this _________ day of ____________________, **2002**
Canadian Zinc Corporation

Per: ____________________
Authorized Signatory

Purchasers must also complete and sign:

1. Risk Acknowledgement Warning attached as Appendix I;
2. If a resident of or otherwise subject to the laws of Alberta, and purchasing more than $10,000 in securities, the Eligible Investor Certificate attached as Appendix II; and
3. TSX Questionnaire & Undertaking attached as Appendix III.

CANADIAN ZINC CORPORATION
(the "Issuer")
(Units – Alberta and B.C.)

APPENDIX I

[must be completed by all Purchasers]

WARNING

Risk Acknowledgement

- I acknowledge that this is a risky investment:
- I am investing entirely at my own risk.
- No securities commission has evaluated or endorsed the merits of these securities or the disclosure in the offering memorandum.
- I will not be able to sell these securities for 4 months.
- I could lose all the money I invest.

I am investing $__________________; this includes any amount I am obliged to pay in future. **Canadian Zinc Corporation** will pay an amount equal to $__________________ of this investment to **Raymond James Ltd.** as a fee or commission.

I acknowledge that this is a risky investment and that I could lose all the money I invest.

Date ____________________ | Signature of Purchaser ____________________

Print Name of Purchaser ____________________

Sign 2 copies of this document. Keep one copy for your records.

You have 2 business days to cancel your purchase.

To do so, send a notice to **Canadian Zinc Corporation** stating that you want to cancel your purchase. You must send the notice before midnight on the 2nd business day after you sign the agreement to purchase the securities. You can send the notice by fax or e-mail or deliver it in person to **Canadian Zinc Corporation** at its business address. Keep a copy of the notice for your records.

Issuer Name and Address:

Canadian Zinc Corporation
Suite 1202 - 700 West Pender Street
Vancouver, BC
V6C 1G8

Fax: **604 - 688 - 2043** E-mail: **czn@canadianzinc.com**

You are buying *Exempt Market Securities*

They are called *exempt market securities* because two parts of securities law do not apply to them. If an issuer wants to sell *exempt market securities* to you:

- the issuer does not have to give you a prospectus (a document that describes the investment in detail and gives you some legal protections), and

- the securities do not have to be sold by an investment dealer registered with a securities commission.

There are restrictions on your ability to resell *exempt market securities*. *Exempt market securities* are more risky than other securities.

You will receive an offering memorandum

Read the offering memorandum carefully because it has important information about the issuer and its securities. Keep the offering memorandum because you have rights based on it. Talk to a lawyer for details about these rights.

For more information on the *exempt market*, call your local securities commission.

Alberta Securities Commission
Telephone: 1 (403) 427 - 5201
Website: www.albertasecurities.com

British Columbia Securities Commission
Telephone: 1 (604) 899 - 6500
Website: www.bcsc.bc.ca

CANADIAN ZINC CORPORATION
(the "Issuer")
(Units – Alberta and B.C.)

APPENDIX II

ELIGIBLE INVESTOR CERTIFICATE

[Must be completed by Alberta residents purchasing more than $10,000 of Flow-Through Shares]

The undersigned Purchaser / officer of the Purchaser (or in the case of a trust, the trustee or an officer of the trustee of the trust) hereby certifies that:

1. The Purchaser has read the subscription agreement and the Offering Memorandum and understands the offering of the Flow-Through Shares is being made on a prospectus exempt basis; and

2. The Purchaser is purchasing as principal and is an eligible investor as defined in Multilateral Instrument 45-103, by virtue of being:

(a) a person or company whose

_______ (i) net assets, along or with a spouse, exceed $400,000,

_______ (ii) net income before taxes exceeded $75,000 in each of the two most recent years and who reasonably expects to exceed that income level in the current year, or

_______ (iii) net income before taxes combined with that of a spouse exceeded $125,000 in each of the two most recent years and who reasonably expects to exceed that income level in the current year,

_______ (b) a person or company of which a majority of the voting securities are beneficially owned by eligible investors or a majority of the directors are eligible investors,

_______ (c) a general partnership in which all of the partners are eligible investors,

_______ (d) a limited partnership in which the majority of the general partners are eligible investors,

_______ (e) a trust or estate in which all of the beneficiaries or a majority of the trustees are eligible investors, or

_______ (f) a person or company that has obtained advice regarding the suitability of the investment and if the person or company is in a jurisdiction of Canada that advice has been obtained from an investment dealer, securities dealer or their equivalent, registered under the securities legislation of the jurisdiction.

The statements made in this Appendix II are true.

DATED ______________________________, **2002.**

____
Signature of Subscriber

«Name»______________________
Name of Subscriber

«Street»______________________

«City»______________________
Address of the Subscriber

APPENDIX III

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **DESCRIPTION OF TRANSACTION**

   (a) Name of Issuer of the Securities **Canadian Zinc Corporation** ______________

   (b) Number and Description of Securities to be Purchased ______________
   Units. Each Unit consists of one common share and one-half of one share purchase warrant ______________
   ____
   ____
   ____

   (c) Purchase Price $ ______________

2. **DETAILS OF PURCHASER**

   (a) Name of Purchaser ______________

   (b) Address ______________

   (c) Names and addresses of persons having a greater than 10% beneficial interest in the Purchaser ______________
   ____
   ____

3. **RELATIONSHIP TO ISSUER**

   (a) Is the purchaser (or any person named in response to 2(c) above) an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider ______________
   ____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so give details ______________________________

____

____

____

4. DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof ______________________

____

____

____

CANADIAN ZINC CORPORATION
(the "Issuer")

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four (4) months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

DATED at ____________________________, this ______ day of _________________, **2002.**

____
(Name of Purchaser - please print)

____
(Authorized signature)

____
(Official Capacity - Please Print)

____
(Please print here name of individual whose signature appears above, if different from name of purchaser printed above)

CANADIAN ZINC CORPORATION
(the "Issuer")

APPENDIX IV
TERMS AND CONDITIONS
OF SUBSCRIPTION FOR
UNITS

(ALBERTA AND B.C. ONLY)

Date: JUNE 21, 2002

The undersigned Purchaser (the "**Purchaser**"), as principal, hereby unconditionally subscribes for and agrees to purchase the securities of the Issuer more particularly described on the cover page hereof at the subscription price set out on the cover page hereof, upon and subject to the following terms and conditions:

1. General

1.1 The subscription herein is subject to acceptance by the Issuer payment or the total subscription price by certified cheque or bank draft, approval by the TSX and any other stock exchange or regulatory authority having jurisdiction with respect to the Issuer (collectively "the Regulatory Authorities").

1.2 The Purchaser acknowledges and agrees that the purchase and sale of the Units (as hereafter defined) shall be completed at the place and in the manner set forth in the Agency Agreement on the Closing Date. The Purchaser hereby waives receiving prior notice of closing and authorizes the Agent to determine the Closing Date on the Purchaser's behalf and to extend such time periods and modify or waive such conditions as may be contemplated herein or in the Agency Agreement as the Agent, in its absolute discretion, may deem appropriate. The Purchaser will take up, purchase and pay for the Units at the Closing upon acceptance of this offer by the Issuer.

1.3 The Purchaser acknowledges and agrees that this offer and any other documents delivered in connection herewith will be held by the Agent until such time as this offer has been accepted by the Issuer. Prior to the closing, the Agent will, on behalf of the Purchaser, deliver this offer and any other documents required to be delivered in connection herewith to the Issuer and will at the closing pay to the Issuer an amount equal to the aggregate purchase price for the Units and, subject to the terms hereof, the Issuer will thereupon issue and sell the Units to the Purchaser and cause to be issued and delivered to or upon the direction of the Agent for delivery to the Purchaser in accordance with its "Registration Instructions" and "Delivery Instructions" on the face page, a definitive certificate representing the Shares and the Warrants which comprise the Units registered in the name of the Purchaser (or in such other name or names as are set forth under "Registration Instructions" on page 1 above). In the event that this offer is not accepted by the Issuer, this offer and any other documents delivered in connection herewith will be returned to the Agent.

1.4 The Issuer's acceptance of the subscription herein shall be indicated by executing and delivering to the Purchaser a copy of this agreement, and shall be effective as of the date therein specified. Upon acceptance, the Issuer will use its best endeavours to obtain the approval of the Regulatory Authorities and to do or cause to be done all such other things as may be required in order to proceed with the issuance of the Units, as soon as reasonably possible.

1.5 This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

1.6 The Purchaser and the Issuer agree that they each will execute or cause to be executed and delivered all such further and other documents and assurances, and do and cause to be done all such further acts and things as may be necessary or desirable to carry out this agreement according to its true intent, and to secure the approval of the Regulatory Authorities hereto.

1.7 The agreement constituted by the acceptance of the subscription herein by the Issuer constitutes the entire agreement between the parties in respect of the subject matter hereto and supersedes any and all prior agreements, representations, warranties or covenants, express or implied, written or verbal, except as may be expressed herein.

1.8 All statements, undertakings and other representations or covenants contained in the Appendices attached hereto are incorporated by reference herein for the benefit of the Issuer and shall survive the Closing.

1.9 This agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and assigns.

1.10 Any notice required or permitted to be given hereunder shall be in writing, addressed to the party at its address as set out herein (or at such other address as a party may provide in writing to the other) and shall be deemed to have been given, if delivered or faxed, when so delivered or faxed; or if mailed by registered mail in Canada, on the third business day after the date of mailing (except during the period of any interruption in the normal postal service within Canada).

2. Definitions

2.1 In this Agreement:

2.1.1 "agreement" means this subscription agreement between the Issuer and the Purchaser and includes all schedules and appendices attached hereto;

2.1.2 "Agency Agreement" means the agreement to be dated on or before the Closing Date between the Issuer and the Agent pursuant to which the Agent agrees to act as agent on a best efforts basis in connection with the Offering;

2.1.3 "Agent" means Raymond James Ltd.;

2.1.4 "Closing Date" means the date arranged by the Issuer and the Agent for the purchase and sale of the Units, anticipated to be a date within forty-five (45) days following the date on which the Issuer has received the required approvals from the Regulatory Authorities;

2.1.5 "Eligible Investor" includes a person, company, general partnership, limited partnership, trust or estate who or which meets the applicable criteria described in the "Eligible Investor Certificate" attached as Appendix II hereto;

2.1.6 "Offering" means the offering for sale by the Issuer on a private placement basis of 666,667 Units and a minimum of 2,000,000 and a maximum of 2,666,667 flow-through shares;

2.1.7 "Offering Memorandum" means the Offering Memorandum of the Issuer prepared in accordance with Form 45-103F2 under Multilateral Instrument 45-103 - "Offering Memorandum for Qualifying Issuers" dated **June 21, 2002** respecting the Offering;

2.1.8 "Securities Act" means the British Columbia Securities Act;

2.1.9 "Share" means a common share in the capital of the Issuer, as constituted June 21, 2002, to be issued as part of a Unit and "Shares" means more than one such Share;

2.1.10 "TSX" means The Toronto Stock Exchange;

2.1.11 "Unit" means the Units forming part of the Offering to be issued and sold to purchasers pursuant to the Agency Agreement, each such Unit consisting of one common share and one-half of one share purchase warrant;

2.1.12 "Warrant" means a common share purchase warrant of the Issuer, one-half of one Warrant forming part of the Units to be issued in connection with the Offering, each whole Warrant entitling the holder to purchase one additional common share of the Issuer for a period of eighteen (18) months following the Closing Date at $0.32 per share; and

2.1.13 "Warrant Shares" means the common shares of the Issuer issuable upon exercise of the Warrants.

3. Representations and Warranties of Purchaser

3.1 The Purchaser hereby acknowledges and represents and warrants to the Issuer that:

3.1.1 the Units purchased by it hereunder are part of the Offering by the Issuer of 666,667 Units and a minimum of 2,000,000 and a maximum of 2,666,667 Flow-Through Shares on a private placement basis pursuant to the Agency Agreement between the Issuer and the Agent and the Offering Memorandum;

3.1.2 the Purchaser is aware that the Shares, the Warrants and the Warrant Shares will be distributed under an exemption from registration and prospectus requirements under the Securities Act and warrants and represents that the Purchaser is not acquiring the securities comprising the Units as a result of any information about the material affairs of the Issuer that is not generally known to the public;

3.1.3 the Units are being purchased by the Purchaser as principal and that the Units are being purchased for investment purposes only and not with a view to resale or distribution;

3.1.4. if the Purchaser is a corporation, the Purchaser is a valid and subsisting corporation, has the necessary corporate capacity and authority to enter into and to observe and perform its covenants and obligations under this agreement and has taken all necessary corporate action in respect thereof;

3.15 if the Purchaser is a partnership, syndicate or other form of unincorporated form of organization, the Purchaser has the necessary legal capacity and authority to execute and deliver this agreement and perform its covenant and obligations hereunder and has obtained all necessary approvals thereof;

3.1.6 if the Purchaser is a natural person, he or she has attained the age of majority and is legally competent to execute this agreement and to take all actions required pursuant hereto;

3.1.7 the entering into of this agreement and the transactions contemplated hereby will not result in the violation of any terms or provisions of any law applicable to or the constating documents of the Purchaser, or any agreement, written or oral, to which the Purchaser may be a party or by which it, he or she is or may be bound;

3.1.8 whether the Purchaser is a natural person or a corporation, partnership or other entity, upon acceptance by the Issuer this agreement will constitute a legal, valid and binding contract of the Purchaser, enforceable against the Purchaser in accordance with its terms;

3.1.9 if the Purchaser is a resident of, or otherwise subject to the laws of the Province of Alberta and is purchasing Units having an aggregate subscription price of $10,000 or more, the Purchaser is an Eligible Investor and has completed and executed the Eligible Investor Certificate attached hereto as Appendix II and hereby confirms the truth and accuracy of all statements made therein by the Purchaser;

3.1.10 the Purchaser has been furnished with and acknowledges receipt of the Offering Memorandum;

3.1.11 the Purchaser understands and acknowledges that the securities comprising the Units will be subject to certain resale restrictions under applicable securities laws and the rules and policies of the TSX and the Purchaser agrees to comply with such restrictions. The Purchaser also acknowledges that the certificates for the Shares, Warrants and Warrant Shares may bear a legend respecting restrictions or transfers as required under applicable securities laws, that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible for complying with such restrictions;

3.1.12 the Purchaser is a resident of the jurisdiction referred to under "Name and Address of Purchaser" on page 1 herein and:

(i) is not, and is not purchasing the Units for the account of or benefit of, a U.S. Person as defined in Regulation S under the *Securities Act 1933* (United States) (as amended);

(ii) was not offered the Units in the United States; and

(iii) did not execute or deliver this agreement in the United States; and

3.1.13 the Purchaser has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder and is able to bear the economic risk of loss of such investment.

END OF DOCUMENT

CANADIAN ZINC CORPORATION
(the "Issuer")
(Flow-Through Shares -Alberta & B.C.

Issue: Private Placement of Flow-Through Shares

Number of Shares:______________________

Total Subscription Price (at $0.30 per Share) **CDN$**______________________

The Purchaser set out below hereby irrevocably subscribes for the number of Flow-Through Shares of the Issuer for the total subscription price set out above, upon and subject to the terms and conditions, and hereby covenants, represents and warrants as set forth in "Terms and Conditions of Subscription for Flow-Through Shares of **Canadian Zinc Corporation**" dated **June 21, 2002** attached as Appendix IV.

Purchaser:

____

Signed by: ______________________
if Purchaser not an individual, signed by, and in my capacity as the:

____
(Please Print Name of Signatory and Title)

Address: ______________________
(Street Address)

____
(City, Province/State and Postal/Zip Code)

Tel No.: ______________________
E-Mail Address: ______________________

The Purchaser hereby represents that the number and type of securities of Canadian Zinc Corporation presently held by it, directly and indirectly, is as follows:

Type of Security, Number and, if Convertible, Number of Shares that can be Acquired on Conversion

____
____
____

Registration Instructions: The name and address of the person in whose name the Subscriber's Shares are to be registered, **if other than as set forth above**, are as follows:

____
Name

____
Account reference, if applicable

____
Address

____

Delivery Instructions: The name and address of the person to whom the certificate representing the Subscriber's Shares is to be delivered, **if other than as set forth above**, is as follows:

____
Name

____
Account reference, if applicable

____
Address

____

____
Telephone Number and Contact Name

ACCEPTANCE

The Issuer hereby accepts the above subscription this ________ day of ______________________, **2002**
Canadian Zinc Corporation

Per: ______________________
Authorized Signatory

Purchasers must also complete and sign:

1. Risk Acknowledgement Warning attached as Appendix I;
2. If a resident of or otherwise subject to the laws of Alberta, and purchasing more than $10,000 in securities, the Eligible Investor Certificate attached as Appendix II; and
3. TSX Questionnaire & Undertaking attached as Appendix III.

CANADIAN ZINC CORPORATION
(the "Issuer")
(Flow-Through Shares -Alberta & B.C.

APPENDIX I

[must be completed by all Purchasers]

WARNING

Risk Acknowledgement

- I acknowledge that this is a risky investment:
- I am investing entirely at my own risk.
- No securities commission has evaluated or endorsed the merits of these securities or the disclosure in the offering memorandum.
- I will not be able to sell these securities for 4 months.
- I could lose all the money I invest.

I am investing $________________; this includes any amount I am obliged to pay in future. **Canadian Zinc Corporation** will pay an amount equal to $__________________ of this investment to **Raymond James Ltd.** as a fee or commission.

I acknowledge that this is a risky investment and that I could lose all the money I invest.

______________________ ______________________

Date Signature of Purchaser

____

Print Name of Purchaser

Sign 2 copies of this document. Keep one copy for your records.

You have 2 business days to cancel your purchase.

To do so, send a notice to **Canadian Zinc Corporation** stating that you want to cancel your purchase. You must send the notice before midnight on the 2nd business day after you sign the agreement to purchase the securities. You can send the notice by fax or e-mail or deliver it in person to **Canadian Zinc Corporation** at its business address. Keep a copy of the notice for your records.

Issuer Name and Address: **Canadian Zinc Corporation**
Suite 1202 - 700 West Pender Street
Vancouver, BC
V6C 1G8

Fax: **604 - 688 - 2043** E-mail: **czn@canadianzinc.com**

You are buying *Exempt Market Securities*

They are called *exempt market securities* because two parts of securities law do not apply to them. If an issuer wants to sell *exempt market securities* to you:

- the issuer does not have to give you a prospectus (a document that describes the investment in detail and gives you some legal protections), and

- the securities do not have to be sold by an investment dealer registered with a securities commission.

There are restrictions on your ability to resell *exempt market securities. Exempt market securities* are more risky than other securities.

You will receive an offering memorandum

Read the offering memorandum carefully because it has important information about the issuer and its securities. Keep the offering memorandum because you have rights based on it. Talk to a lawyer for details about these rights.

For more information on the *exempt market*, call your local securities commission.

Alberta Securities Commission
Telephone: 1 (403) 427 - 5201
Website: www.albertasecurities.com

British Columbia Securities Commission
Telephone: 1 (604) 899 - 6500
Website: www.bcsc.bc.ca

CANADIAN ZINC CORPORATION
(the "Issuer")
(Flow-Through Shares -Alberta & B.C.

APPENDIX II

ELIGIBLE INVESTOR CERTIFICATE

[*Must be completed by Alberta residents purchasing more than $10,000 of Flow-Through Shares*]

The undersigned Purchaser / officer of the Purchaser (or in the case of a trust, the trustee or an officer of the trustee of the trust) hereby certifies that:

1. The Purchaser has read the subscription agreement and the Offering Memorandum and understands the offering of the Flow-Through Shares is being made on a prospectus exempt basis; and

2. The Purchaser is purchasing as principal and is an eligible investor as defined in Multilateral Instrument 45-103, by virtue of being:

(a) a person or company whose

_______ (i) net assets, along or with a spouse, exceed $400,000,

_______ (ii) net income before taxes exceeded $75,000 in each of the two most recent years and who reasonably expects to exceed that income level in the current year, or

_______ (iii) net income before taxes combined with that of a spouse exceeded $125,000 in each of the two most recent years and who reasonably expects to exceed that income level in the current year,

_______ (b) a person or company of which a majority of the voting securities are beneficially owned by eligible investors or a majority of the directors are eligible investors,

_______ (c) a general partnership in which all of the partners are eligible investors,

_______ (d) a limited partnership in which the majority of the general partners are eligible investors,

_______ (e) a trust or estate in which all of the beneficiaries or a majority of the trustees are eligible investors, or

_______ (f) a person or company that has obtained advice regarding the suitability of the investment and if the person or company is in a jurisdiction of Canada that advice has been obtained from an investment dealer, securities dealer or their equivalent, registered under the securities legislation of the jurisdiction.

The statements made in this Appendix II are true.

DATED ______________________________, **2002.**

____
Signature of Subscriber

«Name»______________________
Name of Subscriber

«Street»______________________
«City»________________________
Address of the Subscriber

APPENDIX III

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **DESCRIPTION OF TRANSACTION**

   (a) Name of Issuer of the Securities **Canadian Zinc Corporation** ____________

   (b) Number and Description of Securities to be Purchased ____________
   Flow-Through Shares ____________
   ____
   ____
   ____

   (c) Purchase Price **$** ____________

2. **DETAILS OF PURCHASER**

   (a) Name of Purchaser ____________

   (b) Address ____________

   (c) Names and addresses of persons having a greater than 10% beneficial interest in the Purchaser ____________
   ____
   ____

3. **RELATIONSHIP TO ISSUER**

   (a) Is the purchaser (or any person named in response to 2(c) above) an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider ____________
   ____

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so give details ______________________________

____

____

____

4. DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof ______________________________

____

____

____

CANADIAN ZINC CORPORATION
(the "Issuer")

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four (4) months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

DATED at ____________________________, this ______ day of ________________, **2002.**

____
(Name of Purchaser - please print)

____
(Authorized signature)

____
(Official Capacity - Please Print)

____
(Please print here name of individual whose signature appears above, if different from name of purchaser printed above)

CANADIAN ZINC CORPORATION
(the "Issuer")

APPENDIX IV

TERMS AND CONDITIONS OF SUBSCRIPTION FOR FLOW-THROUGH SHARES (Alberta and British Columbia only)

Dated: June 21, 2002

The undersigned Purchaser (the "**Purchaser**"), as principal, hereby unconditionally subscribes for and agrees to purchase the securities of the Issuer more particularly described on the cover page hereof at the subscription price set out on the cover page hereof, upon and subject to the following terms and conditions:

1. General

1.1 The subscription herein is subject to acceptance by the Issuer payment or the total subscription price by certified cheque or bank draft, approval by the TSX and any other stock exchange or regulatory authority having jurisdiction with respect to the Issuer (collectively "the Regulatory Authorities").

1.2 The Purchaser acknowledges and agrees that the purchase and sale of the Shares (as hereafter defined) shall be completed at the place and in the manner set forth in the Agency Agreement on the Closing Date. The Purchaser hereby waives receiving prior notice of closing and authorizes the Agent to determine the Closing Date on the Purchaser's behalf and to extend such time periods and modify or waive such conditions as may be contemplated herein or in the Agency Agreement as the Agent, in its absolute discretion, may deem appropriate. The Purchaser will take up, purchase and pay for the Shares at the Closing upon acceptance of this offer by the Issuer.

1.3 The Purchaser acknowledges and agrees that this offer and any other documents delivered in connection herewith will be held by the Agent until such time as this offer has been accepted by the Issuer. Prior to the closing, the Agent will, on behalf of the Purchaser, deliver this offer and any other documents required to be delivered in connection herewith to the Issuer and will at the closing pay to the Issuer an amount equal to the aggregate purchase price for the Shares and, subject to the terms hereof, the Issuer will thereupon issue and sell the Shares to the Purchaser and cause to be issued, registered and delivered to or upon the direction of the Agent for delivery to the Purchaser in accordance with its "Registration Instructions" and "Delivery Instructions" on the face page, a definitive certificate representing the Shares registered in the name of the Purchaser (or in such other name or names as are set forth under "Registration Instructions" on page 1 above). In the event that this offer is not accepted by the Issuer, this offer and any other documents delivered in connection herewith will be returned to the Agent.

1.4 The Issuer's acceptance of the subscription herein shall be indicated by executing and delivering to the Purchaser a copy of this agreement, and shall be effective as of the date therein specified. Upon acceptance, the Issuer will use its best endeavours to obtain the approval of the Regulatory Authorities and to do or cause to be done all such other things as may be required in order to proceed with the issuance of the Shares, as soon as reasonably possible.

1.5 This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

1.6 The Purchaser and the Issuer agree that they each will execute or cause to be executed and delivered all such further and other documents and assurances, and do and cause to be done all such further acts and things as may be necessary or desirable to carry out this agreement according to its true intent, and to secure the approval of the Regulatory Authorities hereto.

1.7 The agreement constituted by the acceptance of the subscription herein by the Issuer constitutes the entire agreement between the parties in respect of the subject matter hereto and supersedes any and all prior agreements, representations, warranties or covenants, express or implied, written or verbal, except as may be expressed herein.

1.8 All statements, undertakings and other representations or covenants contained in the Appendices attached hereto are incorporated by reference herein for the benefit of the Issuer and shall survive the Closing.

1.9 This agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and assigns.

1.10 Any notice required or permitted to be given hereunder shall be in writing, addressed to the party at its address as set out herein (or at such other address as a party may provide in writing to the other) and shall be deemed to have been given, if delivered or faxed, when so delivered or faxed; or if mailed by registered mail in Canada, on the third business day after the date of mailing (except during the period of any interruption in the normal postal service within Canada).

2. Definitions

2.1 In this Agreement:

2.1.1 "Act" means the **Income Tax Act** (Canada) R.S.C. 1952, c.148, as amended by S.C. 1970-71-72, c.63, and as subsequently amended to date;

2.1.2 "agreement" means this subscription agreement between the Issuer and the Purchaser and includes all schedules and appendices attached hereto and all forms required to be filed with Canada Customs and Revenue Agency pursuant hereto;

2.1.3 "Agency Agreement" means the agreement to be dated on or before the Closing Date between the Issuer and the Agent pursuant to which the Agent agrees to act as agent on a best efforts basis in connection with the Offering;

2.1.4 "Agent" means Raymond James Ltd.;

2.15 "CEDOE" means expenses which constitute "Canadian Exploration and Development Overhead Expenses" as prescribed for the purposes of paragraph 66(12.6)(b) of the Act;

2.1.6 "CEE" means expenses described in paragraph (f) of the definition of "Canadian Exploration Expense" as set out in subsection 66.1(6) of the Act (other than CEDOE and seismic expenses specified in paragraph 66(12.6)(b.1) of the Act);

2.1.7 "Closing Date" means the date arranged by the Issuer and the Agent for the purchase and sale of the Shares, anticipated to be a date within forty-five (45) days following the date on which the Issuer has received the required approvals from the Regulatory Authorities;

2.1.8 "Completion Date" means that date on or before which the Issuer shall have completed the expenditure on Resource Expenditures of all amounts required to be expended by it pursuant to this agreement which date shall be December 31, 2003;

2.1.9 "Eligible Investor" includes a person, company, general partnership, limited partnership, trust or estate who or which meets the applicable criteria described in the "Eligible Investor Certificate" attached as Appendix II hereto;

2.1.10 "Flow-Through Offering" means the offering for sale on a private placement basis of a minimum of 2,000,000 and a maximum of 2,666,667 Flow-Through Shares of the Issuer which is part of a larger offering of flow-through shares and units of the Issuer;

2.1.11 "Offering Memorandum" means the Offering Memorandum of the Issuer prepared in accordance with Form 45-103F2 under Multilateral Instrument 45-103 - "Offering Memorandum for Qualifying Issuers" dated **June 21, 2002** respecting the Offering;

2.1.12 "Principal-Business Corporation" means a principal-business corporation as defined in subsection 66(15) of the Act;

2.1.13 "Program" means an exploration program for the purpose of determining the existence, location, extent, and quality of a mineral resource located on the Property pursuant to which the Issuer will incur Resource Expenditures;

2.1.14 "Property" means that property or those properties in which the Issuer has or proposes to acquire an interest situated in Canada and upon which the Issuer will carry out the Program;

2.1.15 "Regulations" means the Income Tax Regulations made pursuant to and under the authority of the Act;

2.1.16 "Renunciation" means the effective renunciation by the Issuer to the Purchaser of Resource Expenditures in the form and manner contemplated by the Act with the effect that the Purchaser is deemed to have incurred the Resource Expenditures for purposes of the Act;

2.1.17 "Renunciation Amount" means an amount equal to the subscription price set out on Page 1 of this agreement, and which is to be incurred on Resource Expenditures and renounced by the Issuer to the Purchaser, with an effective date of December 31, 2002, on or before the Renunciation Date;

2.1.18 "Renunciation Date" means that date falling on or before March 30, 2003, on which the Issuer will renounce in prescribed form, with an effective date of December 31, 2002, the Resource Expenditures required to be incurred by it pursuant to this agreement, in favour of the Purchaser;

2.1.19 "Resource Expenditures" means expenses that qualify as CEE and are incurred in conducting mining exploration activities from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource which is a base or precious metal deposit, or a mineral deposit in respect of which:

(i) the federal Minister of Natural Resources has certified that the principal mineral extracted is an industrial mineral contained in a non-bedded deposit,

(ii) the principal mineral extracted is ammonite gemstone, calcium chloride, diamond, gypsum, halite, kaolin or sylvite, or

(iii) the principal mineral extracted is silica that is extracted from sandstone or quartzite;

and that is not an expense in respect of:

(iv) trenching, if one of the purposes of the trenching is to carry out preliminary sampling (other than Specified Sampling),

(v) digging test pits (other than digging test pits for the purpose of carrying out Specified Sampling), and

(vi) preliminary sampling (other than Specified Sampling);

2.1.20 "Securities Act" means the British Columbia Securities Act;

2.1.21 "Share" means a share that qualifies as a "flow-through share" under subsection 66(15) of the Act and in particular does not include a share that is a "prescribed share" for the purposes of the definition of "flow-through share" in subsection 66(15) of the Act; and

2.1.22 "Specified Sampling" means the collecting and testing of samples in respect of a mineral resource except that specified sampling does not include:

(i) the collecting or testing of a sample that, at the time the sample is collected, weighs more than 15 tonnes, and

(ii) the collecting or testing of a sample collected at any time in a calendar year in respect of any one mineral resource if the total weight of all such samples collected (by the Issuer, any partnership of which it is a member or any combination of the Issuer and any such partnership) in the period in the calendar year that is before that time (other than samples each of which weighs less than one tonne) exceeds 1,000 tonnes;

2.1.23 "TSX" means The Toronto Stock Exchange.

3. Representations and Warranties of Issuer

3.1 The Issuer hereby warrants and represents to and, as applicable, covenants with the Purchaser:

3.1.1 that it is and will remain throughout the term of this agreement, a Principal-Business Corporation;

3.1.2 that the Shares subscribed for herein constitute "flow-through shares" as defined in subsection 66(15) of the Act and do not constitute "prescribed shares" for the purposes that definition and section 6202.1 of the Regulations to the Act;

3.1.3 that it will expend a sum of money before December 31, 2003 equal to the subscription price hereunder on Resource Expenditures in respect of the Program;

3.1.4 that the Issuer will not become a charitable foundation, or charitable organization as those terms are defined in subsection 149.1(1) of the Act;

3.1.5 that it will incur Resource Expenditures of an amount not less than the Renunciation Amount upon the Property before December 31, 2003 ;

3.1.6 that it will renounce Resource Expenditures in an amount not less than nor greater than the Renunciation Amount to and in favour of the Purchaser, having an effective date of December 31, 2002 in prescribed form and within the time required by the Act, on or before the Renunciation Date, pursuant to subsections 66(12.6) and 66(12.66) of the Act;

3.1.7 that it has not and will not receive any "assistance" as defined in subsection 66(15) of the Act;

3.1.8 that none of the Resource Expenditures incurred by it pursuant to this agreement will constitute "Canadian exploration and development overhead expenses" prescribed for purposes of paragraph 66(12.6)(b) and as more particularly defined in subsections 1206(1), (4.2), (4.3), (5), (6) and (7) of the Regulations;

3.1.9 that it has not and will not renounce any part of the Resource Expenditures incurred by it pursuant to this agreement in favour of any person other than the Purchaser;

3.1.10 that it will file with the Minister of National Revenue the form prescribed for the purposes of subsection 66(12.68) of the Act, together with a copy of this agreement, within 30 days of the date hereof;

3.1.11 that it will maintain proper accounting books and records relating to the Resource Expenditures incurred by it pursuant to this agreement and during the currency of this agreement will make them available for inspection by the Purchaser at the Issuer's head office during regular business hours;

3.1.12 that it will indemnify the Purchaser against any loss or damages incurred by the Purchaser in an amount up to but not exceeding any amount of additional taxes payable under the Act or the laws of a province by the Purchaser as a consequence of the failure to renounce Resource Expenditures as required by this agreement or as a consequence of a reduction by the Minister of National Revenue of the amount renounced, pursuant to subsection 66(12.73) of the Act, to an amount less than the Renunciation Amount;

4. Representations and Warranties of Purchaser

4.1 The Purchaser hereby acknowledges and represents and warrants to the Issuer that:

4.1.1 the Purchaser is and will continue during the term hereof to be "arm's length" to the Issuer as that term is defined in the Act;

4.1.2 the Shares purchased by it hereunder are part of the Flow-Through Offering by the Issuer on a private placement basis pursuant to the Agency Agreement between the Issuer and the Agent and the Offering Memorandum and the proceeds of the Flow-Through Offering will be expended by the Issuer on the Program together with the subscription funds of the Purchaser for Shares purchased hereunder;

4.1.3 if the Issuer renounces Resource Expenditures pursuant hereto and does not incur all or part of the Resource Expenditures which it planned to incur during the period specified herein, the Issuer will be required to reduce the amount of Resource Expenditures renounced pursuant to the terms hereof and, as a result, the Purchase:

(a) may be subject to increased income tax liabilities for the year in respect of which the excess renunciation was made; and

(b) may be required to file appropriate amendments to the Purchaser's income tax return for such year;

4.1.4 while it is the present intention of the Issuer to undertake the Program, it is the nature of mineral exploration that data and information acquired during the conduct of a resource exploration program may alter the initially proposed Program and the Issuer expressly reserves the right to alter the Program on the advice of its technical staff or consultants and further reserves the right to substitute other resource programs on other properties on which to expend part of the subscription price received hereunder provided such programs entail the incurrence of Resource Expenditures and the expenditures are otherwise capable of renunciation by the Issuer to the Purchaser pursuant to the Agreement;

4.1.5 the Purchaser is aware that the Shares will be distributed under an exemption from registration and prospectus requirements under the Securities Act and warrants and represents that the Purchaser is not acquiring the Shares as a result of any information about the material affairs of the Issuer that is not generally known to the public;

4.1.6 the Shares are being purchased by the Purchaser as principal and that the Shares are being purchased for investment purposes only and not with a view to resale or distribution;

4.1.7. if the Purchaser is a corporation, the Purchaser is a valid and subsisting corporation, has the necessary corporate capacity and authority to enter into and to observe and perform its covenants and obligations under this agreement and has taken all necessary corporate action in respect thereof;

4.186 if the Purchaser is a partnership, syndicate or other form of unincorporated form of organization, the Purchaser has the necessary legal capacity and authority to execute and deliver this agreement and perform its covenant and obligations hereunder and has obtained all necessary approvals thereof;

4.1.9 if the Purchaser is a natural person, he or she has attained the age of majority and is legally competent to execute this agreement and to take all actions required pursuant hereto;

4.1.10 the entering into of this agreement and the transactions contemplated hereby will not result in the violation of any terms or provisions of any law applicable to or the constating documents of the Purchaser, or any agreement, written or oral, to which the Purchaser may be a party or by which it, he or she is or may be bound;

4.1.11 whether the Purchaser is a natural person or a corporation, partnership or other entity, upon acceptance by the Issuer this agreement will constitute a legal, valid and binding contract of the Purchaser, enforceable against the Purchaser in accordance with its terms;

4.1.12 if the Purchaser is a resident of, incorporated under or otherwise subject to the laws of the Province of Alberta and is purchasing Shares having an aggregate subscription price of $10,000 or more, the Purchaser is an Eligible Investor and has completed and executed the Eligible Investor Certificate attached hereto as Appendix II and hereby confirms the truth and accuracy of all statements made therein by the Purchaser;

4.1.13 the Purchaser has been furnished with and acknowledges receipt of the Offering Memorandum;

4.1.14 the Purchaser understands and acknowledges that the Shares will be subject to certain resale restrictions under applicable securities laws and the rules and policies of the TSX and the Purchaser agrees to comply with such restrictions. The Purchaser also acknowledges that the certificates for the Shares may bear a legend respecting restrictions or transfers as required under applicable securities laws, that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible for complying with such restrictions;

4.1.15 the Purchaser is a resident of the jurisdiction referred to under "Name and Address of Purchaser" on page 1 herein and:

(i) is not, and is not purchasing the Shares for the account of or benefit of, a U.S. Person as defined in Regulation S under the *Securities Act 1933* (United States) (as amended);

(ii) was not offered the Shares in the United States; and

(iii) did not execute or deliver this agreement in the United States; and

4.1.16 the Purchaser has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder and is able to bear the economic risk of loss of such investment.

END OF DOCUMENT